Exhibit 10.36

Limited Liquidity Program for Shares of ARAMARK Holdings Corporation

Purpose

To permit eligible employees to obtain limited liquidity with respect to their shares of stock of ARAMARK Holdings for cash needs. The program is not intended to be utilized for diversification. The existing Hardship Policy would be maintained.

Timing	Twice each year, following the issuance of the new valuation.
Eligible Shares

Investment shares owned by stockholders for at least one year and shares acquired pursuant to the exercise of Installment Stock Purchase Opportunities (“ISPO Shares”); provided such shares have been owned for at least one year. Shares obtained as a result of the exercise of options other than ISPOs are not eligible for sale in the program.

Eligible Employees

All employees and their permitted transferees with investment shares or ISPO Shares, except members of the Management Committee and their permitted transferees. Permitted transferees can only participate with the express written consent of the underlying employee and all limits apply in the aggregate to the holdings of each employee and his or her permitted transferees.

Minimum Sale Amount (any transaction)	$10,000
Maximum Sale Amount (annually)	Lower of 10% of investment shares and ISPO Shares or $100,000
Retention Requirement	Employees would be required to hold at least two- thirds of their original investment shares and ISPO Shares
Number of Sale Opportunities

Employees can participate twice in any one year, subject to the annual Maximum Sale Amount (e.g. as long as the total sales do not exceed the lower of 10% of the investment shares and ISPO Shares or $100,000). Employees can only participate two out of every three years.

Amended June 21, 2011